Exhibit 99.1

SAP Announces 2008 Fourth Quarter and Full-Year Results	Page 1
For Immediate Release
January 28, 2009
SAP Reports Double-Digit Growth in
Software and Software Related Service Revenues for 2008
Non-GAAP Operating Income Increased 24% at Constant Currencies
Non-GAAP Operating Margin Grew by 1.1 Percentage Points at Constant Currencies
Non-GAAP Earnings Per Share Increased 16%
Company Expects a Continued Challenging Environment in 2009
          WALLDORF — January 28, 2009 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full-year ended December 31, 2008.
HIGHLIGHTS — Full-Year 2008
Business Objects is included in the results from January 21, 2008 onwards.

	SAP - Full-Year 2008*
	U.S. GAAP			Non-GAAP**
							% change
			%			%	constant
€ million	FY/2008	FY/2007	change	FY/2008	FY/2007	change	currency***
Software revenues	3,606	3,407	6	3,606	3,407	6	10
Software and software-related service revenues	8,457	7,427	14	8,623	7,427	16	20
Total revenues	11,567	10,242	13	11,733	10,242	15	19
Operating income	2,842	2,732	4	3,305	2,793	18	24
Operating margin (%)	24.6	26.7	-2.1pp	28.2	27.3	0.9pp	1.1pp
Income from continuing operations	1,925	1,934	0	2,266	1,975	15	—
Net income	1,888	1,919	-2	2,229	1,960	14	—
Basic EPS from cont. operations (€)	1.62	1.60	1	1.90	1.64	16	—

*	All figures are preliminary and unaudited and are based on the current status of the purchase price allocation for the Business Objects acquisition which is not yet final.

**	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

***	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for details.

SAP Announces 2008 Fourth Quarter and Full-Year Results	Page 2
Revenues
•	Full-year 2008 U.S. GAAP software and software-related service revenues were €8.46 billion (2007: €7.43 billion), representing an increase of 14% compared to 2007. Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €166 million, for the full-year 2008 were €8.62 billion (2007: €7.43 billion). This represents an increase of 16% (20% at constant currencies) compared to 2007.
•	Excluding the contribution from Business Objects, SAP’s business contributed 6 percentage points to the constant currency growth of the Non-GAAP software and software-related service revenues for the 2008 full-year period.
•	U.S. GAAP total revenues for the 2008 full-year period were €11.57 billion (2007: €10.24 billion), which was a year-over-year increase of 13%. Non-GAAP total revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €166 million, for the full-year 2008 were €11.73 billion (2007: €10.24 billion), which was an increase of 15% (19% at constant currencies) compared to 2007.
•	Full-year 2008 U.S. GAAP software revenues were €3.61 billion (2007: €3.41 billion), representing an increase of 6% (10% at constant currencies) compared to 2007.
Income
•	U.S. GAAP operating income for the 2008 full-year period was €2.84 billion (2007: €2.73 billion), which was an increase of 4% compared to 2007. The full-year Non-GAAP operating income, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €463 million, was €3.31 billion (2007: €2.79 billion), which was an increase of 18% (24% at constant currencies) compared to 2007.
•	The U.S. GAAP operating margin for the 2008 full-year period was 24.6% (2007: 26.7%). The full-year Non-GAAP operating margin was 28.2% (2007: 27.3%), or 28.4% at constant currencies, representing an increase of 1.1 percentage points at constant currencies. Both the U.S. GAAP and the Non-GAAP operating margins were impacted by 1) €32 million of expenses resulting from the settlement of litigations (2007: €2 million) and 2) expenses associated with the integration of Business Objects (which are not acquisition-related charges) of approximately €35 million.
•	U.S. GAAP income from continuing operations for the full-year period of 2008 was €1.93 billion (2007: €1.93 billion), which was flat compared to 2007. Non-GAAP income from

SAP Announces 2008 Fourth Quarter and Full-Year Results	Page 3
continuing operations, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €341 million, was €2.27 billion (2007: €1.98 billion), representing an increase of 15% compared to 2007.

•	U.S. GAAP earnings per share from continuing operations for the full-year 2008 was €1.62 (2007: €1.60), which was an increase of 1% compared to 2007. Non-GAAP earnings per share from continuing operations for the 2008 full-year period was €1.90 (2007: €1.64), which was an increase of 16% compared to 2007.
Core Enterprise Applications Vendor Share
Based on U.S. GAAP fourth quarter 2008 software and software-related service revenues on a rolling four-quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors, which account for approximately $38.6 billion in software and software-related service revenues as defined by the Company based on industry analyst research, was 32.8% for the four-quarter period ended December 31, 2008. This represents a 4.4 percentage point increase compared to the four-quarter period ended December 31, 2007, of which approximately 0.9 percentage points came from organic growth and 3.5 percentage points from the acquisition of Business Objects.
     “2008 can be described as a year having two completely opposite halves, where a strong first half performance was greatly disrupted late in the third quarter by the beginning of the worst economic and financial crisis the world has witnessed in decades. Nevertheless, in total we had a good year amid a very tough economic climate, posting full-year, double-digit growth in software and software related service revenues and gaining additional share against Core Applications Vendors,” said Henning Kagermann, co-CEO of SAP. Mr. Kagermann continued, “When the crisis hit, we acted very quickly by taking the necessary steps to reduce costs. As a result, we were successful in exceeding our profitability targets.”
Cash Flow
Operating cash flow from continuing operations for the full-year 2008 was €2.18 billion (2007: €1.95 billion). Free cash flow for the full-year 2008 was €1.84 billion (2007: €1.55 billion), which was 16% of total revenues (2007: 15%). At December 31, 2008, the Company had total group liquidity of €1.7 billion (December 31, 2007: €2.8 billion), which includes cash and cash equivalents, restricted cash and short term investments.

SAP Announces 2008 Fourth Quarter and Full-Year Results	Page 4
Share Buyback
For the full-year 2008, the Company bought back 14.6 million shares at an average price of €33.34 (€486.8 million). Of the total shares purchased for the year, 3.2 million shares were subsequently acquired from the Company by employees who exercised stock options under SAP’s share-based compensation programs. The number of shares bought back for 2008 represented 1.2% of the total shares outstanding. At December 31, 2008, the Company held treasury stock in the amount of 38.5 million shares (approximately 3.1% of total shares outstanding) at an average price of €35.43. In the fourth quarter of 2008, the Company did not buy back any shares.
HIGHLIGHTS — Fourth Quarter 2008

	SAP - Fourth Quarter 2008*
	U.S. GAAP			Non-GAAP**
							% change
			%			%	constant
€ million	Q4/2008	Q4/2007	change	Q4/2008	Q4/2007	change	currency***
Software revenues	1,323	1,415	-7	1,323	1,415	-7	-6
Software and software-related service revenues	2,666	2,473	8	2,692	2,473	9	8
Total revenues	3,488	3,240	8	3,514	3,240	8	8
Operating income	1,276	1,109	15	1,374	1,128	22	22
Operating margin (%)	36.6	34.2	2.4pp	39.1	34.8	4.3pp	4.6pp
Income from continuing operations	858	755	14	928	770	21	—
Net income	850	752	13	920	767	20	—
Basic EPS from cont. operations (€)	0.72	0.62	16	0.78	0.64	22	—

*	All figures are preliminary and unaudited and are based on the current status of the purchase price allocation for the Business Objects acquisition which is not yet final.

**	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

***	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for details.

SAP Announces 2008 Fourth Quarter and Full-Year Results	Page 5
Revenues
•	Fourth quarter 2008 U.S. GAAP software and software-related service revenues were €2.67 billion (2007: €2.47 billion), representing an increase of 8% compared to the fourth quarter of 2007. Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €26 million, for the fourth quarter of 2008 were €2.69 billion (2007: €2.47 billion). This represents an increase of 9% (8% at constant currencies) compared to the fourth quarter of 2007.

•	Excluding the contribution from Business Objects, SAP’s business contributed negative 6 percentage points to the constant currency growth of the Non-GAAP software and software-related service revenues for the fourth quarter of 2008.

•	U.S. GAAP total revenues for the 2008 fourth quarter were €3.49 billion (2007: €3.24 billion), which was a year-over-year increase of 8%. Non-GAAP total revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €26 million, for the fourth quarter of 2008 were €3.51 billion (2007: €3.24 billion), which was an increase of 8% (8% at constant currencies) compared to the fourth quarter of 2007.

•	Fourth quarter 2008 U.S. GAAP software revenues were €1.32 billion (2007: €1.42 billion), representing a decrease of 7% (decrease of 6% at constant currencies) compared to the fourth quarter of 2007.
Income
•	U.S. GAAP operating income for the fourth quarter was €1.28 billion (2007: €1.11 billion), which was an increase of 15% compared to the fourth quarter of 2007. Fourth quarter Non-GAAP operating income, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €98 million, was €1.37billion (2007: €1.13 billion), which was an increase of 22% (22% at constant currencies) compared to the fourth quarter of 2007.

•	The U.S. GAAP operating margin for the fourth quarter of 2008 was 36.6% (2007: 34.2%). The fourth quarter Non-GAAP operating margin was 39.1% (2007: 34.8%), or 39.4% at constant currencies, representing an increase of 4.6 percentage points at constant currencies. Both the U.S. GAAP and the Non-GAAP operating margins were impacted by expenses associated with the integration of Business Objects (which are not acquisition-related charges) of approximately €10 million.

SAP Announces 2008 Fourth Quarter and Full-Year Results	Page 6
•	U.S. GAAP income from continuing operations for the fourth quarter of 2008 was €858 million (2007: €755 million), representing an increase of 14% compared to the fourth quarter of 2007. Non-GAAP income from continuing operations, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €70 million, was €928 million (2007: €770 million), representing an increase of 21% compared to the fourth quarter of 2007.

•	U.S. GAAP basic earnings per share from continuing operations for the fourth quarter of 2008 was €0.72 (2007: €0.62), which was an increase of 16% compared to the same period in 2007. Non-GAAP earnings per share from continuing operations for the fourth quarter of 2008 was €0.78 (2007: €0.64), which was an increase of 22% compared to the same period in 2007.
Business Environment and Cost Containment Measures for 2009
     The Company expects the 2009 operating environment to remain challenging. In addition, 2009 will no longer include the positive effects from the acquisition of Business Objects, and the 2009 first-half results will be a difficult comparison to the strong results reported in the first half of 2008, which was prior to the economic crisis that disrupted the global markets in the third quarter of 2008.
     SAP will continue with its cost saving measures initiated in October 2008 and will take further steps to reduce expenses. SAP will continue to maintain tight cost controls on all variable expenses, including third-party related costs, as well as capital expenditures. Additionally, to enable the Company to adapt its size to today’s market conditions and the broader impact of the global recession, SAP intends to reduce its workforce globally to 48,500 positions by year-end 2009, taking full advantage of attrition as a factor in reaching this goal (SAP will provide further information on its website at www.sap.com). The Company expects the reduction of positions to provide €300 million to €350 million in annual cost savings beginning in 2010.
     “We believe the cost containment measures will allow us to adapt to the tough market conditions and ensure the long term competitiveness of the Company. Moreover, we expect 2009 to be a year of limited visibility, making it increasingly difficult to project sales in this environment,” said Léo Apotheker, co-CEO of SAP. “In 2009, we will continue to deliver to customers products targeted at specific business processes to alleviate pain points caused by the challenging environment since customers need flexibility, agility and visibility into their

SAP Announces 2008 Fourth Quarter and Full-Year Results	Page 7
businesses now more than ever. These products are designed for fast implementations and quick returns on investment.”
     Mr. Apotheker concluded, “This is not the first time we have experienced tough economic times and we believe we are well-prepared to endure it. With competitive products, a solid business model, a high percentage of recurring revenues and flexibility in the cost base, we expect to emerge from this challenging environment a stronger and more competitive company, while maintaining a firm hold on our industry leading position.”
BUSINESS OUTLOOK
          The Company provided the following outlook for the full-year 2009.
          Due to the continued uncertainty surrounding the economic and business environment, the Company will not provide a specific outlook for software and software-related service revenues for the full-year 2009. The Company expects its full-year 2009 Non-GAAP operating margin, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects of approximately €9 million and acquisition-related charges, to be in the range of 24.5% — 25.5% at constant currencies. This includes one-time restructuring charges between €200 million to €300 million expected to result from the reduction of the workforce, which negatively impacts the Non-GAAP operating margin outlook by approximately 2 — 3 percentage points. The 2009 Non-GAAP operating margin outlook is based on the assumption that 2009 Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects, will be flat to a decline of 1% at constant currencies (2008: €8.623 billion).
          The Company projects an effective tax rate of 29.5% — 30.5% (based on U.S. GAAP income from continuing operations) for 2009 (2008: 30.1%).
IFRS Financial Data
     The Company will discontinue its U.S. GAAP reporting and will only report financial data under IFRS from 2010 onwards. To prepare the capital markets for this change, IFRS financial data are provided in the financial section of this press release.

SAP Announces 2008 Fourth Quarter and Full-Year Results	Page 8
KEY EVENTS — Fourth Quarter 2008
•	In the fourth quarter of 2008, SAP closed major contracts in several key regions including Alpha Bank S.A., Enel S.p.A., Mairie de Paris, Merck, Ministry of Finance of the Czech Republic in EMEA; Carhartt Inc, ITT Corporation, IXE Grupo Financiero, Vought Aircraft Corporation in Americas; and China Merchants Bank, Dai-Ichi Seiko Co. Ltd., Mapletree Investments Pte Ltd, North China Grid Company Limited, Sharp Corporation in the Asia Pacific Japan region.

•	On December 10, 2008, Business Objects, a division of SAP, announced the next version of BusinessObjects BI OnDemand offerings. BI OnDemand is a complete suite of business intelligence capabilities, including a data warehouse, delivered on demand.

•	On November 26, 2008, SAP named Chief Operating Officer Erwin Gunst labor relations director of SAP AG, effective January 1, 2009. He succeeds SAP Executive Board member Claus Heinrich, who will be leaving SAP at the end of May 2009 after 21 years with the company, and 13 thereof as a member of the Board. Gunst will also be responsible for human resources, information technology, and SAP Labs.

•	On November 18, 2008, SAP announced its ongoing engagement in the SAP AMI Integration for Utilities software. The advanced metering infrastructure (AMI) software from SAP — a pioneer solution in this area — is envisioned to bring the utilities industry one step closer to solving one of the most important technological challenges it faces over the next decade: implementing and integrating smart meter technology to provide energy more intelligently and efficiently.

•	On November 12, 2008, SAP unveiled SAP enhancement package 4, the latest set of innovations for SAP’s flagship enterprise resource planning (ERP) application, SAP ERP. The enhancement package contains extended functionality for SAP ERP, which is delivered through a unique business software delivery model that offers customers the ability to adapt new functionality without the disruption of system upgrades.

•	On November 11, 2008, SAP announced the release of its first sustainability report, which highlights the key measures of SAP’s corporate environmental, social and governance performance, as well as its products and services that help enable more sustainable operations of its customers.

•	On November 6, 2008, SAP announced a series of initiatives focused on enhancing value in the relationship between SAP and its customers. Effective November 6, 2008, SAP has extended its maintenance offering to provide a total of nine years of support, delivering maintenance for SAP’s latest offerings through 2017.

•	On October 29, 2008, SAP announced the launch of the “Best-Run Now” initiative, highlighting solution offerings that focus on optimizing operations and address pressing business needs. Available in select markets with varied configurations, the offerings combine SAP software, services and special financing terms to deliver rapid time to value.

SAP Announces 2008 Fourth Quarter and Full-Year Results	Page 9
•	On October 21, 2008, SAP announced that it is further expanding the scope, versatility and built-in expertise of the SAP Business ByDesign solution. New and expanded early partnerships allow for four new add-on solutions from SAP’s ecosystem, with customer-focused capabilities and expertise for payroll, payment reference data, business-to-business collaboration and tax management.

•	On October 14, 2008, SAP announced the launch of SAP EcoHub, an online solution marketplace that makes it easier for customers to discover, evaluate and buy partner solutions to complement their SAP software installations.

•	On October 14, 2008, SAP and Cisco announced the availability of a composite application to help organizations proactively enforce data privacy across the business network. The application is designed to help support continuous, demonstrable compliance with data privacy policies and to minimize risks.

•	On October 8, 2008, Business Objects announced BusinessObjects XI 3.1, a unified business intelligence platform delivering all information to all people on one platform.
Use of Non-GAAP Financial Measures
This press release contains certain financial measures such as Non-GAAP revenues, Non-GAAP operating income, Non-GAAP operating margin, free cash flow, constant currency revenue and operating income measures, as well as U.S. Dollar based Non-GAAP revenue numbers. These measures are not prepared in accordance with U.S. GAAP and therefore are considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as a substitute for or superior to revenue, operating margin or our other measures of financial performance prepared in accordance with U.S. GAAP. See the financial section of this press release for additional information regarding the Non-GAAP measures included in this press release and for the reconciliations to the corresponding U.S. GAAP measures.

SAP Announces 2008 Fourth Quarter and Full-Year Results	Page 10
Core Enterprise Applications Vendor Share
The Company provides share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $38.6 billion in software and software-related service revenues as defined by the Company based on industry analyst research. For 2008, industry analysts project approximately 5% — 6% year-on-year growth for Core Enterprise Applications vendors. For its quarterly share calculation, SAP assumed that this approximate 5% — 6% growth would not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set of (approximately 40) Core Enterprise Application vendors.
Webcast/Supplementary Financial Information
SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 82,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
(*) SAP defines business software as comprising enterprise resource planning and related applications.
# # #
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For more information, press only:
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For more information, financial community only:
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Appendix — Financial Information to Follow

Financial Information
for the Fourth Quarter and Full Year 2008
- Condensed, Preliminary and Unaudited -

Page

U.S. GAAP Financial Information
Financial Statements
Statements of Income	F1 and F2
Balance Sheets	F3
Statements of Cash Flow	F4

Supplementary Financial Information
Reconciliations: Non-GAAP to U.S. GAAP	F5 to F7
Revenue by Region	F8 and F9
Share-based Compensation	F10
Free Cash Flow	F10
Headcount	F10
Multi Quarter Overview	F11
Explanation of Non-GAAP Measures	F12 to F14

IFRS Financial Information
Financial Statements
Statements of Income (Operating Income section only)	F15

Supplementary Financial Information
Reconciliations: U.S.GAAP / IFRS / Non-GAAP / Non-IFRS	F16
US GAAP — IFRS Significant Differences	F17
Explanation of Non-IFRS Measures	F18

CONSOLIDATED INCOME STATEMENT — FOURTH QUARTER
(U.S. GAAP)
Preliminary and unaudited

	Three months ended December 31
€ millions, unless otherwise stated	2008	2007	% change
Software revenue	1,323	1,415	-7
Support revenue	1,269	1,005	26
Subscription and other software-related service revenue	74	53	40
Software and software-related service revenue	2,666	2,473	8
Consulting revenue	668	603	11
Training revenue	111	110	1
Other service revenue	29	29	0
Professional services and other service revenue	808	742	9
Other revenue	14	25	-44
Total revenue	3,488	3,240	8
Cost of software and software-related services	-480	-391	23
Cost of professional services and other services	-566	-560	1
Research and development	-395	-409	-3
Sales and marketing	-629	-639	-2
General and administration	-145	-139	4
Other operating income/expense, net	3	7	-57
Total operating expenses	-2,212	-2,131	4
Operating income	1,276	1,109	15
Other non-operating income/expense, net	-50	9	-656
Financial income/expense, net	-29	21	-238
Income from continuing operations before income taxes	1,197	1,139	5
Income taxes	-339	-385	-12
Minority interests	0	1	-100
Income from continuing operations	858	755	14
Loss from discontinued operations, net of tax	-8	-3	167
Net income	850	752	13
Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.72	0.62	16
EPS from continuing operations — diluted in €	0.73	0.63	16
EPS from net income — basic in €	0.72	0.62	16
EPS from net income — diluted in €	0.72	0.63	14
Weighted average number of shares*	1,187	1,201
Key Ratios
Operating margin	36.6%	34.2%	2.4pp
Effective tax rate from continuing operations	28.3%	33.8%

*	in millions, treasury stock excluded

F1

CONSOLIDATED INCOME STATEMENT — FULL YEAR
(U.S. GAAP)
Preliminary and unaudited

	Twelve months ended December 31
€ millions, unless otherwise stated	2008	2007	% change
Software revenue	3,606	3,407	6
Support revenue	4,593	3,838	20
Subscription and other software-related service revenue	258	182	42
Software and software-related service revenue	8,457	7,427	14
Consulting revenue	2,500	2,221	13
Training revenue	434	410	6
Other service revenue	106	113	-6
Professional services and other service revenue	3,040	2,744	11
Other revenue	70	71	-1
Total revenue	11,567	10,242	13
Cost of software and software-related services	-1,646	-1,310	26
Cost of professional services and other services	-2,297	-2,091	10
Research and development	-1,631	-1,458	12
Sales and marketing	-2,541	-2,162	18
General and administration	-622	-506	23
Other operating income/expense, net	12	17	-29
Total operating expenses	-8,725	-7,510	16
Operating income	2,842	2,732	4
Other non-operating income/expense, net	-25	1	-2,600
Financial income/expense, net	-63	124	-151
Income from continuing operations before income taxes	2,754	2,857	-4
Income taxes	-828	-921	-10
Minority interests	-1	-2	-50
Income from continuing operations	1,925	1,934	0
Loss from discontinued operations, net of tax	-37	-15	147
Net income	1,888	1,919	-2
Earnings per Share (EPS)
EPS from continuing operations — basic in €	1.62	1.60	1
EPS from continuing operations — diluted in €	1.62	1.60	1
EPS from net income — basic in €	1.59	1.59	0
EPS from net income — diluted in €	1.59	1.59	0
Weighted average number of shares*	1,191	1,207
Key Ratios
Operating margin	24.6%	26.7%	-2.1pp
Effective tax rate from continuing operations	30.1%	32.2%

*	in millions, treasury stock excluded

F2

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)
Preliminary and unaudited

€ millions	December 31, 2008	December 31, 2007
Assets
Cash and cash equivalents	1,277	1,608
Restricted cash	3	550
Short-term investments	382	598
Accounts receivable, net	3,141	2,895
Other assets	577	541
Deferred income taxes	202	125
Prepaid expenses/deferred charges	84	76
Assets classified as held for disposal	0	15
Current assets	5,666	6,408
Goodwill	5,007	1,423
Intangible assets, net	1,127	403
Property, plant, and equipment, net	1,405	1,316
Investments	95	89
Accounts receivable, net	2	3
Other assets	567	555
Deferred income taxes	190	146
Prepaid expenses/deferred charges	24	23
Noncurrent assets	8,417	3,958
Total assets	14,083	10,366

€ millions	December 31, 2008	December 31, 2007
Liabilities, Minority interests and Shareholders’ equity
Accounts payable	538	715
Income tax obligations	243	341
Other liabilities	4,091	1,456
Provisions	161	154
Deferred income taxes	47	47
Deferred income	624	477
Liabilities associated with assets classified as held for disposal	0	9
Current liabilities	5,704	3,199
Accounts payable	5	10
Income tax obligations	283	90
Other liabilities	99	79
Provisions	518	369
Deferred income taxes	157	73
Deferred income	61	42
Noncurrent liabilities	1,123	663
Total liabilities	6,827	3,862
Minority interests	2	1
Common stock, no par value	1,226	1,246
Treasury stock	-1,362	-1,734
Additional paid-in capital	320	347
Retained earnings	7,729	7,159
Accumulated other comprehensive loss	-659	-515
Shareholders’ equity	7,254	6,503
Total liabilities, Minority interests and Shareholders’ equity	14,083	10,366
Days Sales Outstanding	71	66

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS — FULL YEAR
(U.S. GAAP)
Preliminary and unaudited

	Twelve months ended December 31
€ millions	2008	2007
Net income	1,888	1,919
Net loss from discontinued operations	37	15
Minority interests	1	2
Income from continuing operations before minority interests	1,926	1,936
Adjustments to reconcile income from continuing operations before minority interests to net cash provided by operating activities:
Depreciation and amortization	548	261
Losses from equity investees	-1	1
Losses on disposal of intangible assets and property, plant, and equipment	5	1
Gains on disposal of investments	-15	-2
Writeups/downs of financial assets	15	8
Allowances for doubtful accounts	76	0
Impacts of hedging for cash-settled share-based payment plans	39	21
Stock-based compensation including income tax benefits	18	13
Excess tax benefit from share-based compensation	-7	0
Deferred income taxes	-68	8
Change in accounts receivable	-64	-521
Change in other assets	10	-322
Change in accrued and other liabilities	-380	423
Change in deferred income	81	123
Net cash provided by operating activities from continuing operations	2,183	1,950
Acquisition of minority interests in subsidiaries	0	-48
Business combinations, net of cash and cash equivalents acquired	-3,773	-672
Repayment of acquirees’ debt in business combinations	-450	0
Purchase of intangible assets and property, plant, and equipment	-339	-401
Proceeds from disposal of intangible assets and property, plant, and equipment	44	27
Cash transferred to restricted cash	-451	-550
Reduction of restricted cash	1,001	0
Purchase of investments	-380	-768
Sales of investments	579	1,025
Purchase of other financial assets	-16	-20
Sales of other financial assets	16	15
Net cash used in investing activities from continuing operations	-3,769	-1,392
Dividends paid	-594	-556
Purchase of treasury stock	-487	-1,005
Proceeds from reissuance of treasury stock	85	156
Proceeds from issuance of common stock (share-based compensation)	13	44
Excess tax benefit from share-based compensation	7	0
Proceeds from short-term and long-term debt	3,859	47
Repayments of short-term and long-term debt	-1,571	-48
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	24	75
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-47	0
Net cash provided by / used in financing activities from continuing operations	1,289	-1,287
Effect of foreign exchange rates on cash and cash equivalents	-9	-49
Net cash used in operating activities from discontinued operations	-25	-12
Net cash used in investing activities from discontinued operations	0	-1
Net cash used in financing activities from discontinued operations	0	0
Net cash used in discontinued operations	-25	-13
Net change in cash and cash equivalents	-331	-791
Cash and cash equivalents at the beginning of the period	1,608	2,399
Cash and cash equivalents at the end of the period	1,277	1,608

F4

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers — Fourth Quarter
Preliminary and unaudited
The following table presents a reconciliation from our ‘Non-GAAP’ numbers (including our ‘Non-GAAP at Constant Currency’ numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles. Please see section “Explanation of Non-GAAP Measures” for more information on our non-GAAP numbers.

	Three months ended December 31
	2008					2007			% change
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Non-GAAP Revenue Numbers
Software revenue	1,323	0	1,323	5	1,328	1,415	0	1,415	-7	-7	-6
Support revenue	1,269	26	1,295	-17	1,278	1,005	0	1,005	26	29	27
Subscription and other software-related service revenue	74	0	74	-2	72	53	0	53	40	40	36
Software and software-related service revenue	2,666	26	2,692	-14	2,678	2,473	0	2,473	8	9	8
Consulting revenue	668	0	668	-7	661	603	0	603	11	11	10
Training revenue	111	0	111	1	112	110	0	110	1	1	2
Other service revenue	29	0	29	0	29	29	0	29	0	0	0
Professional services and other service revenue	808	0	808	-6	802	742	0	742	9	9	8
Other revenue	14	0	14	0	14	25	0	25	-44	-44	-44
Total revenue	3,488	26	3,514	-20	3,494	3,240	0	3,240	8	8	8

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-480	51	-429			-391	16	-375	23	14
Cost of professional services and other services	-566	0	-566			-560	1	-559	1	1
Research and development	-395	-1	-396			-409	-1	-410	-3	-3
Sales and marketing	-629	22	-607			-639	3	-636	-2	-5
General and administration	-145	0	-145			-139	0	-139	4	4
Other operating income/expense, net	3	0	3			7	0	7	-57	-57
Total operating expenses	-2,212	72	-2,140	21	-2,119	-2,131	19	-2,112	4	1	0

Non-GAAP Income Numbers
Operating income	1,276	98	1,374	1	1,375	1,109	19	1,128	15	22	22
Other non-operating income/expense, net	-50	0	-50			9	0	9	-656	-656
Financial income/expense, net	-29	0	-29			21	0	21	-238	-238
Income from continuing operations before income taxes	1,197	98	1,295			1,139	19	1,158	5	12
Income taxes	-339	-28	-367			-385	-4	-389	-12	-6
Minority interests	0	0	0			1	0	1	-100	-100
Income from continuing operations	858	70	928			755	15	770	14	21
Loss from discontinued operations, net of tax	-8	0	-8			-3	0	-3	167	167
Net income	850	70	920			752	15	767	13	20

Non-GAAP Key Ratios
Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.72		0.78			0.62		0.64	16	22
EPS from continuing operations — diluted in €	0.73		0.78			0.63		0.63	16	24
EPS from net income — basic in €	0.72		0.77			0.62		0.63	16	22
EPS from net income — diluted in €	0.72		0.77			0.63		0.64	14	22
Weighted average number of shares***	1,187		1,187			1,201		1,201
Operating margin	36.6%		39.1%		39.4%	34.2%		34.8%	2.4pp	4.3pp	4.6pp
Effective tax rate from continuing operations	28.3%		28.3%			33.8%		33.6%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See section “Explanation of Non-GAAP Measures” for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See section “Explanation of Non-GAAP Measures” for details

***	in millions, treasury stock excluded

F5

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers — FULL YEAR
Preliminary and unaudited
The following table presents a reconciliation from our ‘Non-GAAP’ numbers (including our ‘Non-GAAP at Constant Currency’ numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles. Please see section “Explanation of Non-GAAP Measures” for more information on our non-GAAP numbers.

	Twelve months ended December 31
	2008				2007				% change
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Non-GAAP Revenue Numbers
Software revenue	3,606	0	3,606	139	3,745	3,407	0	3,407	6	6	10
Support revenue	4,593	166	4,759	155	4,914	3,838	0	3,838	20	24	28
Subscription and other software-related service revenue	258	0	258	2	260	182	0	182	42	42	43
Software and software-related service revenue	8,457	166	8,623	296	8,919	7,427	0	7,427	14	16	20
Consulting revenue	2,500	0	2,500	92	2,592	2,221	0	2,221	13	13	17
Training revenue	434	0	434	18	452	410	0	410	6	6	10
Other service revenue	106	0	106	5	111	113	0	113	-6	-6	-2
Professional services and other service revenue	3,040	0	3,040	115	3,155	2,744	0	2,744	11	11	15
Other revenue	70	0	70	2	72	71	0	71	-1	-1	1
Total revenue	11,567	166	11,733	413	12,146	10,242	0	10,242	13	15	19

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-1,646	193	-1,453			-1,310	53	-1,257	26	16
Cost of professional services and other services	-2,297	0	-2,297			-2,091	2	-2,089	10	10
Research and development	-1,631	17	-1,614			-1,458	0	-1,458	12	11
Sales and marketing	-2,541	86	-2,455			-2,162	6	-2,156	18	14
General and administration	-622	1	-621			-506	0	-506	23	23
Other operating income/expense, net	12	0	12			17	0	17	-29	-29
Total operating expenses	-8,725	297	-8,428	-268	-8,696	-7,510	61	-7,449	16	13	17

Non-GAAP Income Numbers
Operating income	2,842	463	3,305	145	3,450	2,732	61	2,793	4	18	24
Other non-operating income/expense, net	-25	0	-25			1	0	1	-2,600	-2,600
Financial income/expense, net	-63	0	-63			124	0	124	-151	-151
Income from continuing operations before income taxes	2,754	463	3,217			2,857	61	2,918	-4	10
Income taxes	-828	-122	-950			-921	-20	-941	-10	1
Minority interests	-1	0	-1			-2	0	-2	-50	-50
Income from continuing operations	1,925	341	2,266			1,934	41	1,975	0	15
Loss from discontinued operations, net of tax	-37	0	-37			-15	0	-15	147	147
Net income	1,888	341	2,229			1,919	41	1,960	-2	14

Non-GAAP Key Ratios
Earnings per Share (EPS)
EPS from continuing operations — basic in €	1.62		1.90			1.60		1.64	1	16
EPS from continuing operations — diluted in €	1.62		1.90			1.60		1.63	1	17
EPS from net income — basic in €	1.59		1.87			1.59		1.62	0	15
EPS from net income — diluted in €	1.59		1.87			1.59		1.62	0	15
Weighted average number of shares***	1,191		1,191			1,207		1,207
Operating margin	24.6%		28.2%		28.4%	26.7%		27.3%	-2.1pp	0.9pp	1.1pp
Effective tax rate from continuing operations	30.1%		29.5%			32.2%		32.2%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See section “Explanation of Non-GAAP Measures” for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See section “Explanation of Non-GAAP Measures” for details

***	in millions, treasury stock excluded

F6

Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro — FOURTH QUARTER AND FULL YEAR
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP revenue numbers in U.S. dollar to the respective most comparable U.S. GAAP Revenue numbers in euro. Note: Our non-GAAP numbers in U.S. dollar are company-specific and not prepared under a comprehensive set of accounting rules or principles. Please see section “Explanation of Non-GAAP Measures” for more information on our non-GAAP numbers in U.S. dollar.

	Three months ended December 31
	Software Revenue			Software and Software-Related Service Revenue
	2008	2007	% change	2008	2007	% change
U.S. GAAP revenue in € millions	1,323	1,415	-7	2,666	2,473	8
Respective measure in US$ millions	1,768	2,061	-14	3,537	3,595	-2
Adjustment* in US$ millions	0	0	0	35	0	—
Non-GAAP revenue in US$ millions	1,768	2,061	-14	3,572	3,595	-1

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules. See section “Explanation of Non-GAAP Measures” for details

	Twelve months ended December 31
	Software Revenue			Software and Software-Related Service Revenue
	2008	2007	% change	2008	2007	% change
U.S. GAAP revenue in € millions	3,606	3,407	6	8,457	7,427	14
Respective measure in US$ millions	5,238	4,756	10	12,342	10,276	20
Adjustment* in US$ millions	0	0	0	248	0	—
Non-GAAP revenue in US$ millions	5,238	4,756	10	12,590	10,276	23

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules. See section “Explanation of Non-GAAP Measures” for details
Note: Differences may exist due to rounding

F7

REVENUE BY REGION — FOURTH QUARTER
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles. Please see section “Explanation of Non-GAAP Measures” for more information on our non-GAAP revenue.

	Three months ended December 31
	2008					2007			% change
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	765	0	765	17	782	779	0	779	-2	-2	0
Americas	381	0	381	-5	376	456	0	456	-16	-16	-18
Asia Pacific Japan	178	0	178	-8	170	180	0	180	-1	-1	-6

Software revenue	1,323	0	1,323	5	1,328	1,415	0	1,415	-7	-7	-6

Software and software-related service revenue by region***
Germany	467	1	468	0	468	514	0	514	-9	-9	-9
Rest of EMEA	1,028	8	1,036	34	1,070	878	0	878	17	18	22
Total EMEA	1,495	9	1,504	34	1,538	1,392	0	1,392	7	8	10
United States	605	14	619	-53	566	560	0	560	8	11	1
Rest of Americas	230	1	231	23	254	217	0	217	6	6	17
Total Americas	835	15	850	-30	820	777	0	777	7	9	6
Japan	137	0	137	-31	106	109	0	109	26	26	-3
Rest of Asia Pacific Japan	199	1	200	14	214	195	0	195	2	3	10
Total Asia Pacific Japan	336	1	337	-17	320	304	0	304	11	11	5

Software and software-related service revenue	2,666	26	2,692	-14	2,678	2,473	0	2,473	8	9	8

Total revenue by region***
Germany	648	1	649	0	649	675	0	675	-4	-4	-4
Rest of EMEA	1,291	8	1,299	42	1,341	1,126	0	1,126	15	15	19
Total EMEA	1,939	9	1,948	42	1,990	1,801	0	1,801	8	8	10
United States	827	14	841	-71	770	779	0	779	6	8	-1
Rest of Americas	302	1	303	30	333	274	0	274	10	11	22
Total Americas	1,129	15	1,144	-41	1,103	1,053	0	1,053	7	9	5
Japan	168	0	168	-39	129	135	0	135	24	24	-4
Rest of Asia Pacific Japan	252	1	253	19	272	251	0	251	0	1	8
Total Asia Pacific Japan	420	1	421	-20	401	386	0	386	9	9	4

Total revenue	3,488	26	3,514	-20	3,494	3,240	0	3,240	8	8	8

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See section “Explanation of Non-GAAP Measures” for details

**	constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See section “Explanation of Non-GAAP Measures” for details

***	based on customer location
Note: Differences may exist due to rounding

F8

REVENUE BY REGION — FULL YEAR
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles. Please see section “Explanation of Non-GAAP Measures” for more information on our non-GAAP revenue.

	Twelve months ended December 31
	2008					2007			% change
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	1,845	0	1,845	47	1,892	1,697	0	1,697	9	9	11
Americas	1,184	0	1,184	75	1,259	1,228	0	1,228	-4	-4	3
Asia Pacific Japan	578	0	578	16	594	482	0	482	20	20	23

Software revenue	3,606	0	3,606	138	3,745	3,407	0	3,407	6	6	10

Software and software-related service revenue by region***
Germany	1,515	4	1,519	1	1,520	1,432	0	1,432	6	6	6
Rest of EMEA	3,060	61	3,121	102	3,223	2,541	0	2,541	20	23	27
Total EMEA	4,575	65	4,640	103	4,743	3,973	0	3,973	15	17	19
United States	1,976	84	2,060	131	2,191	1,838	0	1,838	8	12	19
Rest of Americas	748	6	754	39	793	657	0	657	14	15	21
Total Americas	2,724	90	2,814	170	2,984	2,495	0	2,495	9	13	20
Japan	410	3	413	-32	381	340	0	340	21	21	12
Rest of Asia Pacific Japan	748	7	755	56	811	619	0	619	21	22	31
Total Asia Pacific Japan	1,158	10	1,168	24	1,192	959	0	959	21	22	24

Software and software-related service revenue	8,457	166	8,623	296	8,919	7,427	0	7,427	14	16	20

Total revenue by region***
Germany	2,194	4	2,198	1	2,199	2,004	0	2,004	9	10	10
Rest of EMEA	4,012	61	4,073	128	4,201	3,386	0	3,386	18	20	24
Total EMEA	6,206	65	6,271	129	6,400	5,390	0	5,390	15	16	19
United States	2,882	84	2,966	201	3,167	2,706	0	2,706	7	10	17
Rest of Americas	990	6	996	51	1,047	871	0	871	14	14	20
Total Americas	3,872	90	3,962	252	4,214	3,577	0	3,577	8	11	18
Japan	515	3	518	-40	478	447	0	447	15	16	7
Rest of Asia Pacific Japan	974	7	981	73	1,054	828	0	828	18	18	27
Total Asia Pacific Japan	1,489	10	1,499	33	1,532	1,275	0	1,275	17	18	20

Total Revenue	11,567	166	11,733	413	12,146	10,242	0	10,242	13	15	19

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See section “Explanation of Non-GAAP Measures” for details

**	constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See section “Explanation of Non-GAAP Measures” for details

***	based on customer location
Note: Differences may exist due to rounding

F9

SHARE-BASED COMPENSATION — FULL YEAR
(U.S. GAAP)
Preliminary and unaudited

	Twelve months ended December 31
€ millions	2008	2007	% change
Share-based compensation per expense line item
Cost of software and software-related services	6	9	-33
Cost of professional services and other services	12	20	-40
Research and development	18	29	-38
Sales and marketing	15	20	-25
General and administration	12	17	-29
Other operating income/expense, net	0	0	0

Total Share-Based Compensation	63	95	-34

Note: The share-based compensation expenses do not differ between SAP’s U.S. GAAP and non-GAAP measures
FREE CASH FLOW — FULL YEAR
Preliminary and unaudited

	Twelve months ended December 31
€ millions	2008	2007	% change
Net cash provided by operating activities from continuing operations	2,183	1,950	12
Purchase of long-lived assets excluding additions from business combinations	-339	-401	-15

Free Cash Flow	1,844	1,549	19

HEADCOUNT
Preliminary and unaudited

in Full-Time Equivalents - from continuing operations	December 31, 2008	December 31, 2007
Headcount by Region
Germany	15,582	14,749
Rest of EMEA	11,243	8,905
Total EMEA	26,825	23,654
United States	9,214	7,832
Rest of Americas	4,243	2,797
Total Americas	13,457	10,629
Japan	1,413	1,344
Rest of Asia Pacific Japan	9,841	8,234
Total Asia Pacific Japan	11,254	9,578

Total	51,536	43,861

Headcount by Functional Area
Software and software related services	6,458	5,831
Professional services and other services	14,051	12,785
Research and development	15,547	12,951
Sales and marketing	10,701	8,282
General and administration	3,244	2,797
Infrastructure	1,535	1,215

Total	51,536	43,861

F10

MULTI QUARTER SUMMARY
(U.S. GAAP and Non-GAAP)
Preliminary and unaudited

€ millions, unless otherwise stated	Q4/2008	Q3/2008	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Software revenue (U.S. GAAP)	1,323	763	898	622	1,415	714	716	562
Revenue adjustment*	0	0	0	0	0	0	0	0
Software revenue (Non-GAAP)	1,323	763	898	622	1,415	714	716	562

Support revenue (U.S. GAAP)	1,269	1,167	1,099	1,058	1,005	975	944	914
Revenue adjustment*	26	41	52	47	0	0	0	0
Support revenue (Non-GAAP)	1,295	1,208	1,151	1,105	1,005	975	944	914

Subscription and other software- related service revenue (U.S. GAAP)	74	64	64	56	53	46	44	39
Revenue adjustment*	0	0	0	0	0	0	0	0
Subscription and other software- related service revenue (Non- GAAP)	74	64	64	56	53	46	44	39

Software and software-related service revenue (U.S. GAAP)	2,666	1,994	2,061	1,736	2,473	1,735	1,704	1,515
Revenue adjustment*	26	41	52	47	0	0	0	0
Software and software-related service revenue (Non-GAAP)	2,692	2,035	2,113	1,783	2,473	1,735	1,704	1,515

Total revenue (U.S. GAAP)	3,488	2,761	2,858	2,460	3,240	2,419	2,421	2,162
Revenue adjustment*	26	41	52	47	0	0	0	0
Total revenue (Non-GAAP)	3,514	2,802	2,910	2,507	3,240	2,419	2,421	2,162

Operating income (U.S. GAAP)	1,276	614	593	359	1,109	606	581	436
Revenue adjustment*	26	41	52	47	0	0	0	0
Expense adjustment*	72	76	66	83	19	18	13	11
Operating income (Non-GAAP)	1,374	731	711	489	1,128	624	594	447

Operating margin (U.S. GAAP)	36.6%	22.2%	20.7%	14.6%	34.2%	25.1%	24.0%	20.2%
Operating margin (Non-GAAP)	39.1%	26.1%	24.4%	19.5%	34.8%	25.8%	24.5%	20.7%

Effective tax rate from continuing operations (Non-GAAP)	28.3%	30.9%	30.7%	29.0%	33.8%	35.1%	25.8%	33.5%

EPS from continuing operations — basic in €(U.S. GAAP)	0.72	0.35	0.34	0.21	0.62	0.35	0.37	0.26
EPS from continuing operations — diluted in €(U.S. GAAP)	0.73	0.34	0.34	0.21	0.63	0.34	0.37	0.26
EPS from continuing operations — basic in €(Non-GAAP)	0.78	0.41	0.42	0.29	0.64	0.36	0.38	0.26
EPS from continuing operations — diluted in €(Non-GAAP)	0.78	0.41	0.42	0.29	0.63	0.36	0.38	0.26

Headcount**	51,536	51,863	51,447	51,274	43,861	42,601	41,736	40,318

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See section “Explanation of Non-GAAP Measures” for details

**	in Full-Time-Equivalents — from continuing operations

F11

Explanation of Non-GAAP Measures
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP earnings per share, free cash flow, constant currency revenue and operating income measures as well as U.S. dollar based revenue numbers that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this document are reconciled to the nearest U.S. GAAP measure in the tables on the pages F5 to F11 above.
We believe that it is of interest to investors to receive certain supplemental historical and prospective non-GAAP financial information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with U.S GAAP — to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we use these non-GAAP measures as defined below consistently in our planning, forecasting, reporting, compensation and external communication. Specifically,
•	Our management uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for financial, strategic and operating decisions

•	The variable remuneration components of our board members and employees that are tied to our company’s growth and operating performance are based on SAP’s achievement of its targets for non-GAAP operating income, non-GAAP software and software-related revenue growth at constant currencies, and non-GAAP operating margin at constant currencies.

•	The annual budgeting process involving all management units is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

•	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures rather than U.S. GAAP numbers.

•	Both, company-internal target setting and guidance provided to the capital markets are based on Non-GAAP revenues and Non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
•	The non-GAAP measures provide investors with insight into management’s decision- making since management uses these non-GAAP measures to run our business and make financial, strategic and operating decisions.

•	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from the acquisition of Business Objects.
Our non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects:
Non-GAAP revenue:
Revenues in this document identified as “non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but which are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance because the support contracts are typically one-year contracts and any renewals of these contracts are expected to result in revenues that are not impacted by the business combination related fair value accounting. However, we cannot provide absolute assurance that these contracts will in fact be renewed.
Non-GAAP operating expense:
We exclude acquisition-related charges, which are defined as follows:
•	Amortization expense of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property;

•	Expense from purchased in-process research and development; and

•	Restructuring expenses as far as incurred in connection with a business combinations
Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component, relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore acquisition-related charges may include one-time charges that are not reflective of our ongoing operating performance.

F12

Explanation of Non-GAAP Measures
Non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share
Operating income, operating margin, net income and earnings per share in this document identified as “non-GAAP operating income”, “non-GAAP operating margin”, “non-GAAP net income” and “non-GAAP earnings per share” have been adjusted from the respective operating income, operating margin, net income and earnings per share numbers as recorded under U.S. GAAP by adjusting for the above mentioned non-GAAP revenues and expenses
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for purposes of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company we exclude these expenses when making decisions to allocate resources, both, on a Company level and at lower levels of the organization. In addition, we use these Non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period-to-period and as a basis for planning and forecasting future periods. Considering that management at all levels of the organization is heavily focused on our non-GAAP measures in our internal reporting and controlling, we believe that it is in the interest of our investors that they are provided with the same information.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
•	The eliminated amounts may be material to us.

•	Without being analysed in conjunction with the corresponding U.S. GAAP measures the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:
•	The additional insight into our potential future financial performance that our non-GAAP revenue numbers are intended to provide assumes that Business Objects customers renew their maintenance contracts. Projections of our future revenues made based on these numbers would be overstated if such maintenance renewals do not occur.

•	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues that result from the acquisitions.

•	The acquisition-related one-time charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

•	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers are recurring expenses that will impact our financial performance in future years.

•	While our non-GAAP revenue numbers are adjusted for a one-time impact only, our non-GAAP expenses are adjusted for both one-time and recurring items. Additionally, the revenue adjustment for the fair value accounting for Business Objects support contracts and the expense adjustment and recurring acquisition-related charges do not arise from a common conceptual basis as the revenue adjustment aims at improving the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims at improving the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.

F13

Explanation of Non-GAAP Measures
Constant Currency Period-over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
U.S. Dollar-based Non-GAAP Revenue Measures
Substantially all of our major competitors report their financial performance in U.S. dollars. Thus changes in exchange rates, particularly in the U.S. dollar to euro rates, affect the financial statements of our competitors differently than our euro-based financial statements. We therefore believe that U.S. dollar-based revenues for SAP provide investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth irrespective of movements in exchange rates.
Our U.S. dollar non-GAAP revenues are determined as if SAP’s reporting currency was the U.S. dollar. In fact, the reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the U.S. with the U.S. Securities and Exchange Commission (SEC) is the euro. Additionally, our U.S. dollar non-GAAP revenue numbers have been adjusted from the respective U.S. GAAP revenues by the same support revenue fair value adjustment than our non GAAP revenues explained above.
SAP’s management uses our U.S. dollar non-GAAP revenues to gain a better understanding of SAP’s operating results compared to SAP’s major competitors.
We believe that our U.S. dollar non-GAAP revenues have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and euro-based U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and reported in euro.

F14

ABBREVIATED CONSOLIDATED INCOME STATEMENTS — FULL YEAR
(IFRS — Operating Section Only)
Preliminary and unaudited

	Twelve months ended December 31
€ millions, unless otherwise stated	2008	2007	% change
Software revenue	3,606	3,407	6
Support revenue	4,602	3,852	19
Subscription and other software-related service revenue	258	182	42
Software and software-related service revenue	8,466	7,441	14
Consulting revenue	2,500	2,221	13
Training revenue	434	410	6
Other service revenue	107	113	-5
Professional services and other service revenue	3,041	2,744	11
Other revenue	70	71	-1
Total revenue	11,577	10,256	13

Cost of software and software-related services	-1,712	-1,350	27
Cost of professional services and other services	-2,286	-2,091	9
Research and development	-1,627	-1,461	11
Sales and marketing	-2,546	-2,173	17
General and administration	-624	-499	25
Other operating income/expense, net	-51	16	-419
Total operating expenses	-8,846	-7,558	17

Operating profit	2,731	2,698	1

Operating margin	23.6%	26.3%	-2.7	pp

F15

Reconciliation from our U.S. GAAP and non-GAAP to our IFRS and non-IFRS numbers — FULL YEAR
Preliminary and unaudited
The following table provides a reconciliation from our U.S. GAAP and non-GAAP numbers to the respective most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles. Please see the section “Explanation of Non-IFRS Measures” for more information on our Non-GAAP and Non-IFRS numbers.

	Twelve months ended December 31
	2008			2007			% change
		IFRS vs.			IFRS vs.
		U.S.			U.S.
	U.S.	GAAP		U.S.	GAAP		U.S.
€ millions, unless otherwise stated	GAAP	Diff.	IFRS	GAAP	Diff.	IFRS	GAAP		IFRS

Non-GAAP / Non-IFRS Revenue
U.S.GAAP / IFRS software and software-related service revenue	8,457	9	8,466	7,427	14	7,441	14%		14%
Discontinued operations*	0	-9	-9	0	-14	-14
Deferred revenue write-down**	166	0	166	0	0	0
Non-GAAP / Non-IFRS software and software-related service revenue	8,623	0	8,623	7,427	0	7,427	16%		16%

U.S.GAAP / IFRS total revenue	11,567	10	11,577	10,242	14	10,256	13%		13%
Discontinued operations*	0	-10	-10	0	-14	-14
Deferred revenue write-down**	166	0	166	0	0	0
Non-GAAP / Non-IFRS total revenue	11,733	0	11,733	10,242	0	10,242	15%		15%

Non-GAAP / Non-IFRS Operating Income
U.S.GAAP / IFRS operating income	2,842	-111	2,731	2,732	-34	2,698	4%		1%
Discontinued operations*	0	71	71	0	31	31
Deferred revenue write-down**	166	0	166	0	0	0
Acquisition related charges***	297	39	336	61	1	62
Non-GAAP / Non-IFRS operating income	3,305	-1	3,304	2,793	-2	2,791	18%		18%

Non-GAAP / Non-IFRS Operating Margin
U.S.GAAP / IFRS operating margin	24.6%		23.6%	26.7%		26.3%	-2.1	pp	-2.7	pp
Non-GAAP / Non-IFRS operating margin	28.2%		28.2%	27.3%		27.3%	0.9	pp	0.9	pp

*	adjustments are for the discontinued operations of the Tomorrow Now entities which do not qualify for seperate presentation under IFRS. The adjustment differs from the result from discontinued operations under U.S.GAAP due to differences in the valuation of accrued liabilities.

**	adjustments are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under both U.S. GAAP and IFRS as a result of business combination accounting rules. See section “Explanation of Non-IFRS Measures” for details.

***	adjustments are for the effects of restructuring accruals (Non-IFRS), in-process R&D (Non-GAAP), amortization of intangibles identified as part of a purchase price allocation (Non-GAAP and IFRS). See section “Explanation of Non-IFRS Measures” for details.

F16

U.S. GAAP — IFRS SIGNIFICANT DIFFERENCES WITH IMPACT ON INCOME
Acquisition-related restructuring expense
In certain circumstances, U.S. GAAP requires that restructuring expense incurred in connection with a business combination be shown as an assumed liability, and therefore it does not normally affect income. However, this restructuring expense must be shown as a current expense under IFRS.
Acquired in-process research and development
Under U.S. GAAP, all in-process research and development acquired in connection with a business combination must be amortized immediately. Under IFRS, if certain criteria are met, it must be shown as an asset and, once completed and ready for market, amortized over its normal useful life.
Discontinued Operations
SAP’s U.S. GAAP income statement shows the revenue and income of our TomorrowNow subsidiary’s activities separately because we discontinued its operation. IFRS does not allow us to show them separately because TomorrowNow is not a material operation. This leads to the only difference between our presentation of revenue under U.S. GAAP and IFRS.
Provisions for litigation costs
Under U.S. GAAP, we report attorneys’ fees and other legal costs associated with litigation and claims when we incur them. Under IFRS, where appropriate and except to the extent it is virtually certain that we will recover them, we include an estimated amount for the litigation costs in a provision we create for the litigation.
Deferred taxes
Where differences between our IFRS financial statements and our U.S. GAAP financial statements arise out of tax-relevant transactions that result in temporary differences between the financial statements and our tax accounts, they also result in differences in the deferred tax in our IFRS financial statements and our U.S. GAAP financial statements.

F17

Explanation of Non-IFRS Measures
Since 2007, we have been required by German and European law to prepare consolidated financial statements in accordance with IFRS. We have not, however, discontinued preparing financial statements under U.S. GAAP but have prepared consolidated financial statements under both U.S. GAAP and IFRS.
Despite the adoption of IFRS, our focus has continued to be on our U.S. GAAP financial figures and non-GAAP measures derived from them:
•	The non-GAAP numbers have continued to be the key performance measures in our internal management reporting, planning, and forecasting, and in the variable compensation for our management and employees.

•	We have maintained the focus of our external communication (for example, our business outlook) on U.S. GAAP numbers and non-GAAP numbers derived from them.
We plan to fully migrate to IFRS and discontinue the preparation of U.S. GAAP financial information with effect from the end of 2009. During 2009, we plan to continue to report our financial information according to both IFRS and U.S. GAAP. Our press release for Q4/2009 will be the last document in which we will provide U.S. GAAP financial information. In our annual report as well as our annual report on Form 20-F for fiscal year 2009 and all quarterly and annual reports thereafter, we plan to include only IFRS financial statements, and we plan to base our business outlook for 2010 and years thereafter on non-IFRS numbers derived from IFRS numbers. Concurrently with this change in our external financial communication, we will modify our internal management reporting, planning and forecasting, and variable compensation plans to align to the non IFRS numbers we provide in our external communication.
To give investors an insight into what our migration from U.S. GAAP/non-GAAP to IFRS/non-IFRS will mean for SAP’s key performance measures, the section titled Reconciliations: U.S.GAAP / IFRS / Non-GAAP / Non-IFRS shows a reconciliation from our U.S. GAAP and non-GAAP numbers to their most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles. For more information on our non-GAAP measures, which also applies to our non-IFRS numbers subject to the additional explanations below, see the section titled Explanation of Non-GAAP Measures .
Our non-GAAP measures and our non-IFRS measures have been adjusted from the respective U.S. GAAP and IFRS numbers by:
•	Including the full amount of Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but which we are not permitted to recognize as revenue under U.S. GAAP and IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition, and

•	Excluding acquisition-related charges
However, the adjustment amounts for acquisition-related charges differ between our non-GAAP measures and our non-IFRS measures, due to differences between U.S. GAAP and IFRS. Specifically:
•	Certain acquisition-related restructuring costs are accounted for as liabilities assumed in a business combination under U.S. GAAP while being charged to expense under IFRS. Consequently, these costs are eliminated only in our non-IFRS numbers.

•	Purchased in-process research and development is charged to expense immediately under U.S. GAAP while being capitalized and amortized over the expected life under IFRS. Consequently, the immediate charge to expense is only eliminated in our non-GAAP measures while the amortization is only eliminated in our non-IFRS measures.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the income from our discontinued
TomorrowNow operations. Under U.S. GAAP, we present the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional adjustment is useful to investors for the following reasons:
•	Despite the migration from U.S. GAAP to IFRS, SAP will continue to view the TomorrowNow operations as discontinued operations and thus will continue to exclude potential future TomorrowNow results from its internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow operations provides insight into the financial measures that SAP will use internally once SAP has fully migrated to IFRS.

•	By adjusting the non-IFRS numbers for the results form our discontinued TomorrowNow operations, the non-IFRS number is more comparable to the non-GAAP measures that SAP uses currently, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.

F18